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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Stolt-Nielsen S.A.
                               ------------------
                                (Name of Issuer)

                           Common Shares, no par value
                           ---------------------------
                         (Title of Class of Securities)

                                    861565109
                                 --------------
                                 (CUSIP Number)

Alan B. Winsor, Esq.                                 with copies to:
Stolt-Nielsen Inc.                                   Gregory Pryor, Esq.
800 Connecticut Avenue                               White & Case LLP
4th Floor East                                       1155 Avenue of the Americas
Norwalk, CT 06854                                    New York, NY 10036
203-299-3667                                         212-819-8200
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  VARIOUS DATES
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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

                                  SCHEDULE 13D

-------------------
CUSIP No. 861565109
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Jacob Stolt-Nielsen
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       N/A
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Norway
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              255,996(1)
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                27,954,093
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                255,996(1)
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                27,954,093
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       28,210,089(1)
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       47.60%(2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

(1) Includes 31,750 Common Shares issuable pursuant to outstanding stock options exercisable within 60 days of December 1, 2006.

(2)  Calculated using the number of shares outstanding as of December 8, 2006.

                                  SCHEDULE 13D

-------------------
CUSIP No. 861565109
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Appleby Trust (Cayman) Limited(1)
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       N/A
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                27,953,705
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                27,953,705
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       27,953,705
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       47.19%(2)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

(1) Appleby Trust (Cayman) Limited is successor-in-interest to Ansbacher (Cayman) Limited and Ansbacher Trustees (Cayman) Limited.

(2)  Calculated using the number of shares outstanding as of December 8, 2006.

                                  SCHEDULE 13D

-------------------
CUSIP No. 861565109
-------------------

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
       Fiducia Ltd.
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC
------ -------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Bermuda
------------------------ ------ ------------------------------------------------
NUMBER OF SHARES         7      SOLE VOTING POWER
BENEFICIALLY OWNED              0
BY EACH REPORTING        ------ ------------------------------------------------
PERSON WITH              8      SHARED VOTING POWER
                                27,953,705
                         ------ ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
                                0
                         ------ ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                27,953,705
------ -------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       27,953,705
------ -------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
------ -------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       47.19%(1)
------ -------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

(1)  Calculated using the number of shares outstanding as of December 8, 2006.

AMENDMENT NO. 6 TO SCHEDULE 13D

     The number of Common Shares, no par value (the "Common Shares"), of Stolt-Nielsen S.A. (the "Issuer") beneficially owned by the Reporting Persons (as defined herein) and the percentage of outstanding Common Shares represented by such shares have been affected by (i) the repurchase of the Company's Common Shares by Stolt-Nielsen Transportation Group, Ltd. ("SNTG"), a 100% owned subsidiary of the Issuer, pursuant to a repurchase program announced by the Issuer on August 25, 2005 (the "Repurchase Program"), authorizing the Issuer to purchase up to $200 million worth of its Common Shares or related American Depositary Shares, (ii) the purchase of additional Common Shares by Fiducia Ltd. ("Fiducia"), and (iii) the exercise of options by certain employees of the Issuer.

     Between May 31, 2006 and December 8, 2006, SNTG purchased a total of 2,258,740 Common Shares. As of December 8, 2006, SNTG has purchased 6,852,240 Common Shares under the Repurchase Program.

     Between May 31, 2006 and December 8, 2006, Fiducia purchased a total of 636,700 Common Shares.

     In total, 81,329 options have been exercised since Amendment No. 5 to the
Schedule 13D on May 31, 2006.

     As a result of the above, the percentages of Common Shares beneficially held by the Reporting Persons have changed as presented in Item 5 of this statement on Schedule 13D.

ITEM 1. SECURITY AND ISSUER

     The statement on Schedule 13D filed with the Securities and Exchange Commission on February 17, 1998, as amended on July 28, 2004, as further amended on October 4, 2005, as further amended on December 7, 2005, as further amended on May 10, 2006, as further amended on May 31, 2006, relating to the Common Shares is hereby amended to furnish the information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the previously filed statements on Schedule 13D.

     The principal executive offices of the Issuer are c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, England, telephone number +44 207 611 8960.

ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended and restated as follows:

     This statement on Schedule 13D is being filed by Mr. Jacob Stolt-Nielsen, Fiducia Ltd. ("Fiducia"), Appleby Trust (Cayman ) Limited, ("Appleby") ( and together with Mr. Stolt-Nielsen, Fiducia, the "Reporting Persons"). Appleby is a trustee holding all of the shares of Fiducia and is not controlled by the Company or Mr. Stolt-Nielsen.

     The attached Schedule A is a list of the executive officers and directors of Fiducia which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

     During the last five years, none of the Reporting Persons and, to the best knowledge of Fiducia, none of the persons named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 4 of Schedule 13D is hereby amended by adding the following information:

     Item See Item 4 "Purpose of Transaction".

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 of Schedule 13D is hereby amended by adding the following information:

     For investment purposes, Fiducia decided to purchase, using retained earnings, additional Common Shares. Between May 31, 2006 and December 8, 2006, Fiducia purchased a total of 636,700 Common Shares.

     Other than as stated above in this Item 4, none of the Reporting Persons and, to the best knowledge of Fiducia, none of the persons set forth on Schedule A, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of the Issuer by any person; (h) any of the Issuer's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) any of the Issuer's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     Notwithstanding the foregoing, the Reporting Persons may in the future determine to acquire additional Common Shares or to dispose of Common Shares in the ordinary course of managing their businesses and investment portfolios or meeting their fiduciary obligations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated as follows:

     (a) (i) Mr. Jacob Stolt-Nielsen may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (ii) Appleby may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (iii)Fiducia may be deemed the beneficial owner of Common Shares as set forth on the applicable cover page.

          (iv) Aside from Mr. Jacob Stolt-Nielsen, of the persons listed in Schedule A, the following are the beneficial owners of Common Shares in amounts shown next to their names:

               Niels G. Stolt-Nielsen(1)          81,370
               Jacob B. Stolt-Nielsen(2)          13,300
               Lise Stolt-Nielsen(3)              15,000
               John Wakely(4)                     34,000

---------------
(1) Includes 6,000 Common Shares held as custodian for his 2 minor children and 58,750 Common Shares issuable pursuant to outstanding stock options exercisable within 60 days of December 1, 2006.

(2) Includes 12,000 Common Shares held as custodian for his 4 minor children and 1,300 Common Shares issuable pursuant to outstanding stock options exercisable within 60 days of December 8, 2006.

(3)  Includes 5,000 Common Shares held as custodian for her 3 minor children.

(4) Includes 34,000 Common Shares issuable pursuant to outstanding stock options exercisable within 60 days of December 8, 2006.

     (b) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole or shared power to vote or to direct the vote or sole or shared power to dispose or to direct the disposition.

     The Board of Directors of Fiducia has granted a power of attorney to Mr. Jacob Stolt-Nielsen to vote the Common Shares held by Fiducia and to act on behalf of Fiducia at any meeting of the shareholders of the Issuer. A copy of the power of attorney was filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Schedule 13D on July 28, 2004.

     Except as noted in the immediately preceding paragraph, where the power to vote or to direct the vote of Common Shares is shared, the Reporting Person shares such power with the other Reporting Persons. Where the power to dispose or to direct the disposition of Common Shares is shared, the power is shared with the other Reporting Persons.

     (c) None of the Reporting Persons and none of the persons listed on Schedule A has effected any transactions in the Common Shares during the past 60 days.

     (d) With respect to the Common Shares beneficially owned by Fiducia, all dividends received on Common Shares described in this Schedule 13D and proceeds from the sale thereof are received by Fiducia for the benefit of the shareholders of Fiducia.

     (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit No.    Description

            1          Consent of Appleby Trust (Cayman) Limited

            2          Consent of Fiducia Ltd.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2006

                                                         /s/ Jacob Stolt-Nielsen
                                                         -----------------------
                                                         Jacob Stolt-Nielsen

                                                                      SCHEDULE A

I.   FIDUCIA

     Each person named below is a director or executive officer of Fiducia:

                                                       PRESENT PRINCIPAL
                                                       OR OCCUPATION
NAME AND CITIZENSHIP       BUSINESS ADDRESS            EMPLOYMENT
------------------------   -------------------------   -------------------------

Jacob B. Stolt-Nielsen     c/o Stolt-Nielsen Limited   Director, Stolt-Nielsen
Norwegian                  Aldwych House               S.A.
                           71-91 Aldwych
                           London  WC2B 4HN
                           ENGLAND

Niels G. Stolt-Nielsen     c/o Stolt-Nielsen Limited   Director and Chief
Norwegian                  Aldwych House               Executive Officer,
                           71-91 Aldwych               Stolt-Nielsen S.A.
                           London  WC2B 4HN
                           ENGLAND

Lise Stolt-Nielsen         c/o New York Cruise Line    Director, New York
U.S.                       Circle Line Plaza           Cruise Line
                           West 42nd Street
                           New York, NY 10036-1095

John G. Wakely             Stolt Tank Containers       Chairman, Stolt Tank
British                    Leasing Ltd.                Containers Leasing Ltd.
                           British American Building   And Executive Vice
                           133 Front                   President,
                           Street - 4th floor          Stolt-Nielsen S.A.
                           P.O. Box HM 3143
                           Hamilton HM-12, BERMUDA

James M. MacDonald         Conyers, Dill & Pearman     Attorney - Bermuda
Bermudan                   Clarendon House
                           2 Church Street
                           P.O. Box HM 666
                           Hamilton HM CX,
                           BERMUDA

                                                       PRESENT PRINCIPAL
                                                       OR OCCUPATION
NAME AND CITIZENSHIP       BUSINESS ADDRESS            EMPLOYMENT
------------------------   -------------------------   -------------------------

Dawn C. Griffiths          Conyers, Dill & Pearman     Attorney - Bermuda
Bermudan                   Clarendon House
                           2 Church Street
                           P.O. Box HM 666
                           Hamilton HM CX,
                           BERMUDA

Catharine J. Lymbery       Conyers, Dill & Pearman     Corporate Administrator
Bermudan                   Clarendon House             - Bermuda
                           2 Church Street
                           P.O. Box HM 666
                           Hamilton HM CX,
                           BERMUDA

Charles G. Collis          Conyers, Dill & Pearman     Attorney - Bermuda
Bermudan                   Clarendon House
                           2 Church Street
                           P.O. Box HM 666
                           Hamilton HM CX,
                           BERMUDA

EXHIBIT INDEX

Exhibit No.   Description
-----------   ------------------------------------------------------------------
    1         Consent of Appleby Trust (Cayman) Limited

    2         Consent of Fiducia Ltd.

                                                                       EXHIBIT 1

                    Consent of Appleby Trust (Cayman) Limited

     The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Appleby Trust (Cayman) Limited, Fiducia Ltd. and Stolt-Nielsen S.A. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  December 8, 2006

                                                  APPLEBY TRUST (CAYMAN) LIMITED

                                                  By:    /s/ Jean Fletcher
                                                         -----------------------
                                                  Name:  Jean Fletcher
                                                  Title: Managing Director

                                                  By:    /s/ Robin A.H. Garnham
                                                         -----------------------
                                                  Name:  Robin A.H. Garnham
                                                  Title: Manager Trust Services

                                                                       EXHIBIT 2

                             Consent of Fiducia Ltd.

     The undersigned agrees that the Schedule 13D executed by Jacob Stolt-Nielsen to which this statement is attached as an exhibit is filed on behalf of Jacob Stolt-Nielsen, Appleby Trust (Cayman) Limited, Fiducia Ltd. and Stolt-Nielsen S.A. pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  December 8, 2006

                                                  FIDUCIA LTD.

                                                  By:    /s/ John G. Wakely
                                                         -----------------------
                                                  Name:  John G. Wakely
                                                  Title: Chairman